Filed by Helmerich & Payne Exploration and Production Co.
             Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                     of the Securities Exchange Act of 1934

     Subject Company: Helmerich & Payne Exploration and Production Co.
                       Commission File No.:  132-02238





#1
    [H&P LOGO
     OMITTED]



                           Howard Weil
                           Energy Conference
                           April 9, 2002

                           Hans C. Helmerich
                           President and Chief Executive Officer

                           George S. Dotson
                           President, Helmerich & Payne IDC






#2
    [H&P LOGO                                        Helmerich & Payne Inc.
     OMITTED]

The information contained within this presentation is forward looking and involves risks and uncertainties that could significantly impact expected results. A discussion of these risks and uncertainties is contained in the Company's Form 10-K filed with the Securities and Exchange Commission on December 27, 2001.




#3
    [H&P LOGO
     OMITTED]


                     A New Look For An 82 Year Old Company

>>       H&P to Become a "Pure Play"           [PIE CHART GRAPHIC OMITTED]



>>       H&P's Total Rig Fleet to Increase by 33%
       from 2001 & 2003
                                               [BAR CHART GRAPHIC OMITTED]







#4
    [H&P LOGO                           HELMERICH & PAYNE, INC.
     OMITTED]                              (pre-transaction)


                        [PIE CHART GRAPHIC OMITTED]


        Contract Drilling             E&P              Portfolio
        -----------------          ---------           ---------
             101 rigs               245 Bcfe             $310MM


>   ~ $2.0 billion market cap
>   ~ 50 million shares outstanding



#5
    [H&P LOGO                   Exploration & Production Division
     OMITTED]                      Spun Off As Cimarex Energy Co.

                        [PIE CHART GRAPHIC OMITTED]

      H&P                                    Cimarex
      -----------------                      ---------------------------
      Contract Drilling                      Cimarex to H&P Shareholders
      Portfolio

#6
    [H&P LOGO
     OMITTED]
                         HELMERICH & PAYNE, INC.

  E&P
  ---
                                        >    Implied value of E&P division
                                             $475 million, ($9.50 per
 [PIE CHART GRAPHIC OMITTED]                 H&P share) based on recent
                                             KP stock price ($18)

                                        >    Portfolio market value at
                                             4-1-02 of $310 million
                                             ($6.22 per H&P share)


#7
    [H&P LOGO                     SPIN/MERGE GOALS
     OMITTED]


        >    Increase focus and visibility

        >    Use financial strength to enhance shareholder value

        >    Strengthen E&P division's position

        >    Capture tax efficiency


#8
    [H&P LOGO
     OMITTED]           WHY KEY PRODUCTION?

        >    Impressive people and organization

        >    Complementary and overlapping asset base

        >    Strong balance sheet

        >    Similar philosophies and cultures



#9
    [H&P LOGO         KEY PRODUCTION RECORD OF GROWTH
     OMITTED]

($ in millions)                                    1992          2001
                                                   ----          ----

Market Cap                                         $ 25          $ 240

Debt                                               $  3          $  34

Stock price ($/share)                              $  3          $  17

Reserves (Bcfe)                                      38            147

Reserves (Mcfe/share)                               3.6           10.5

Production (Bcfe)                                   8.3           26.0


#10
    [H&P LOGO                  COMBINED PROPERTIES
     OMITTED]

                                    ___________________________________
                                           Helmerich & Payne, Inc.
                                    -----------------------------------

                                    Proved reserves (Bcfe)        245

                                    % Natural gas                  87%

                                    Production (MMcfe/d)          116

[MAP GRAPHIC OMITTED]               Net undeveloped acres     150,401

                                    ___________________________________
                                           Key Production Company
Denver                              -----------------------------------
Tulsa
District Operating Offices          Proved reserves (Bcfe)        147

                                    % Natural gas                  62%

                                    Production (MMcfe/d)           74

                                    Net undeveloped acres     119,251


#11
    [H&P LOGO
     OMITTED]                        CIMAREX ENERGY

                                       Key      H&P    Combined

    YE01 Proved reserves (Bcfe)        147      245       392

    2002E Production, MMcfe/d           74      116       190

    % Gas Production                    65%      90%       80%

    2001 EBITDAX                       $80     $146      $226

    Employees                           95      150       245


#12
    [H&P LOGO
     OMITTED]

                                EQUITY MARKET CAP

[BAR GRAPH graphic omitted

($ in millions)
KP      NEV     MHR     PRZ     KWK     DNR     ROIL    EAC     POG     MARY    Cimarex    COG     EVG     WRC     TMBR    PRS
--      ---     ---     ---     ---     ---     ----    ---     ---     ----    -------    ---     ---     ---     ----    ---
222     242     257     271     336     355     359     396     559     566     600        631     679     896     965     996



#13
    [H&P LOGO                CIMAREX ENERGY RECAP
     OMITTED]


        >       New independent with critical mass of people and assets

        >       $700MM equity market cap

        >       Limited debt and substantial financial capacity

        >       Predominantly Mid-Continent production base

        >       Gulf Coast and Mid-Continent oriented exploration programs

        >       Strong management team with proven track record


#14
    [H&P LOGO                 Helmerich & Payne, Inc.
     OMITTED]

                                  Balance Sheet as of 12/31/01
                           ------------------------------------------------

                            Consolidated        H&P E&P           H&P, Inc.
                            ------------        -------           ---------
Current Assets               $  268.1           $  39.2           $ 228.9
Investments                     230.1                 0             230.1
PP&E (net)                      860.7             162.1             698.6
Other                            13.4                .2              13.2
                             ---------          -------          --------
Total Assets                 $1,372.3           $ 201.5          $1,170.8
                             ========           =======          ========

Current Liabilities          $   79.8           $  40.2          $   39.6
Long-Term Debt                   50.0                 0              50.0
Deferred Taxes / Other          186.4              21.8             164.6
Shareholders' Equity          1,056.1             139.5             916.6
                             ---------          -------          -------
Total Liabilities and
   Shareholders' Equity      $1,372.3           $ 201.5          $1,170.8
                             ========           =======          ========


#15
    [H&P LOGO                 Helmerich & Payne, Inc.
     OMITTED]

     What makes H&P attractive as a "pure play" contract drilling company?

        >       Unique Strategy

        >       Expanding Rig Fleet

        >       Strong balance sheet

        >       Additional analyst coverage and ownership interest



#16
    [H&P LOGO                 Helmerich & Payne, Inc.
     OMITTED]


                        [BAR GRAPH GRAPHIC OMITTED]


                                Total Rigs
                                ----------

       1998        1999        2000      2001        2002E     2003E
       ----        ----        ----      ----        -----     -----
        90          90          88        96          113       128



#17
    [H&P LOGO                 Helmerich & Payne, Inc.
     OMITTED]

                             H&P RIG LOCATIONS
                             -----------------

             [NORTH AMERICA/SOUTH AMERICA MAP GRAPHICS OMITTED}

>     70  U.S. rigs
                U.S.                58
                Gulf of Mexico      12

>     33  International rigs
                Offshore Colombia    3
                Ecuador              8
                Venezuela           14
                Bolivia              6
                Argentina            2
                                   ---
>     103 Total rigs               103

        4 Management Contracts


#18
    [H&P LOGO                 Helmerich & Payne, Inc.
     OMITTED]


                                       Rigs
                                     Available      Working / Contracted
                                     ---------      --------------------
U.S. Land, Mobile & FlexRigs(TM)         29             100%
U.S. Land, Conventional                  29              69%
U.S. Platform                            12              83%
International Land                       33              48%
                                        ---             ---
Total                                   103              73%

FlexRig(TM) hereinafter referred to as FlexRig

#19
    [H&P LOGO                 U.S. Land Rigs
     OMITTED]

Rig Utilization

     This slide contains a chart that indicates rig utilization for US land rigs of Helmerich & Payne compared with the industry during the period from July 2001 until April 2002. Helmerich & Payne had greater percentage of rig utilization in that period. As of April 2002, Helmerich & Payne's rig utilization is 84% compared to the industry rig utilization of 53%.


#20
    [H&P LOGO                 Safety
     OMITTED]

Total H&P vs. IADC safety performance 2001*


Incidence Rate                      H&P     IADC    Difference
Total recordable                   1.83     4.72     61% lower
Lost Time Incident (LTI)           0.12     1.26     90% lower


Sustained LTI-free Operations

                      Shell U.S.     PdVSA      BP       Conoco
Man-hours (MM)           5.0          2.9       2.5        1.5
Rig years                39           24        20         25
Consecutive              8.0          3.7       1.5        3.7


#21
    [H&P LOGO                 Helmerich & Payne, Inc.
     OMITTED]
#22
    [H&P LOGO                 Helmerich & Payne, Inc.
     OMITTED]


[Pictures omitted]

#23
    [H&P LOGO
     OMITTED]

                                   FlexRig

                 The BEST VALUE rig for a wide range of wells

                25 new FlexRigs delivered May 2002 - June 2003

#24
    [H&P LOGO                 U.S. Rigs Drilling 1982
     OMITTED]


     This slide contains a graphic depicting the total percentage of Helmerich & Payne's U.S. rigs drilling at various well depths from 1982-2001. In 1982, 1%were drilling at greater than 20,000 feet, 3% at 17,501 feet to 20,000 feet, 5% at 15,001 feet to 17,500 feet, 29% at 10,001 to 15,000 feet and 62% at 0 to
10,000 feet. In 2001, 2% were drilling at greater than 20,000 feet, 4% at 17,501 feet to 20,000 feet, 7% at 15,001 feet to 17,500 feet, 43% at 10,001 to
15,000 feet and 44% at 0 to 10,000 feet.

#25
    [H&P LOGO                 Strengths of FlexRigs
     OMITTED]

1.   Safety:         During 1998-2001, 36% fewer injuries (TRIR) vs
                     H&P conventional rigs

2.   Activity:       96% activity for all Mobile & FlexRigs since July 1994

#26
    [H&P LOGO                 Strengths of FlexRigs
     OMITTED]

3. Fast move times - 1500 HP Rigs

Average days per 40 mile move

FlexRigs (257 moves)                2.4 days
Conventional Rigs (49 moves)        6.7 days


#27
    [H&P LOGO                 Strengths of FlexRigs
     OMITTED]

4.   Flexible Depth Range Wells

                R168 Nov '99 - March '02

            Depth                  # of Wells
          8-9,000                      5
          9-11,000                     2
          11-14,000                    6
          14-18,000                    6

#28
    [H&P LOGO                 Total Rigs
     OMITTED]


     This slide graphically depics the number of total rigs for years 1998 - 2003 (estimated), as well as the number of mobile and flex rigs in each year. In 1998, the total number of rigs was 90, 16 of which were mobile and flex rigs. In 1999, the total number of rigs was 89, 17 of which were mobile and flex rigs. In 2000, the total number of rigs was 88, 17 of which were mobile and flex rigs. In 2001, the total number of rigs was 96, 25 of which were mobile and flex rigs. In 2002, it is estimated that the total number of rigs will be 113, 39 of which are estimated to be mobile and flex rigs. In 2003, it is estimated that the total number of rigs will be 128, 54 of which are estimated to be mobile and flex rigs.


[Pictures omitted]


#29
    [H&P LOGO                 EBITDA ($MM)
     OMITTED]



     EBITDA is represented graphically for the years 1992, in which it was under $50 million, through 2001, in which it was approximately $190 million. It is estimated that EBITDA for 2002 will be approximately $150 million. The peak run rate for 2003 would result in EBITDA of over $350 million.


#30
    [H&P LOGO
     OMITTED]

Invitation to visit a FlexRig duting OTC, May 7 & 8

       Tour new FlexRig 210
       Visit the H&P fabrication & training facilities
       View new platform Rig 206 (self-moving)


#31
    [H&P LOGO
     OMITTED]